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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH, D.C.
196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFS Investments Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3120 Breckinridge Boulevard

(No. and Street)

Duluth	GA	30099
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Grubenhoff (770) 564 - 6201

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, N.E., Suite 2000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/13

OATH OR AFFIRMATION

I, Sharon Grubenhoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFS Investments Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JUDY TROLLINGER
Notary Public, Georgia
GWINNETT COUNTY
My Commission Expires
August 8, 2015

Notary Public

Signature

CFO / Treasurer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFS Investments Inc.:

We have audited the accompanying statement of financial condition of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PFS Investments Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Atlanta, Georgia
February 27, 2012

PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	37,495,307
Restricted cash		140,109
Securities owned, at fair value (cost $9,792,651 in 2011)		9,639,796
Distribution costs receivable		11,571,755
Due from mutual funds		9,066,028
Accounts receivable from representatives		1,227,017
Receivables from affiliates		2,252,427
Contract buyout, less accumulated amortization of $14,004,538		6,645,763
Accrued interest income		109,711
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,126,622		214,920
Tax indemnification asset		4,300,710
Deferred tax asset		1,611,442
Other assets		1,097,120
Total assets	$	85,372,105

Liabilities and Stockholder's Equity

Liabilities:		
Unpresented checks	$	1,135,915
Commissions payable to representatives		6,720,474
Payables to affiliates		2,141,126
Income taxes payable		8,047,169
Accounts payable and accrued expenses		12,513,523
Other liabilities		97,091
Commitments and contingent liabilities		
Total liabilities		30,655,298
Stockholder's equity:		
Common stock, $0.10 par value. Authorized, 100,000 shares; issued and outstanding, 25,500 shares		2,550
Additional paid-in capital		42,423,505
Retained earnings		12,290,752
Total stockholder's equity		54,716,807
Total liabilities and stockholder's equity	$	85,372,105

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

Description of Business

Since April 1, 2010, PFS Investments Inc. (the Company) has been a wholly owned subsidiary of Primerica Finance Corporation, which is a wholly owned subsidiary of Primerica Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the Exchange Act), and functions as an introducing broker-dealer under the rules of the Financial Industry Regulatory Authority (FINRA). The Company's approximately 16,600 registered representatives primarily distribute mutual funds from five asset management firms. In these relationships, the Company receives dealer reallowances and 12b-1 trailer fees, and in turn, pays commissions to its representatives.

In 2011, the Company became a registered investment adviser in the United States and introduced a managed accounts program consisting of five portfolio models. The Company has a contractual arrangement with a third-party registered investment adviser to handle certain functions, including fund selections and modeling. Primerica Shareholder Services (PSS), an affiliated registered transfer agent, serves as the transfer agent for the program. The Company earns advisory and custodial fees under the managed accounts program, and in turn, pays a portion of the advisory fees to its investment adviser representatives.

The Company has been approved by the Internal Revenue Service under applicable tax code provisions to act as a nominee custodian solely for federal income tax purposes for certain funds. The Company receives annual custodial fees in this capacity.

Basis of Presentation

We prepare our statement of financial condition in accordance with U.S. generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Management considers available facts and knowledge of existing circumstances when establishing estimated amounts included in the financial statements. Current market conditions increase the risk and complexity of the judgments in these estimates.

Securities Owned

Securities owned are classified as trading securities and primarily consist of fixed-maturity and mortgage-backed securities which are carried at fair value. Changes in fair value of trading securities are included in net investment income in the period in which the change occurs.

Purchases and sales of securities are recorded on a trade-date basis. We use the specific-identification method to determine realized gains or losses from securities sales.

Cash Equivalents

The Company considers all highly liquid securities purchased with a maturity of 90 days or less to be cash equivalents. Cash equivalents at December 31, 2011 include commercial paper and U.S. Treasury bills totaling approximately $36.7 million.

Accounts Receivable from Representatives

The Company advances commissions to individual agents on certain sales. Such advances are reduced as the related commissions are earned. Accounts receivable from representatives represent amounts due from

agents for the advances, as well as licensing and commission reversals. Losses from such receivables are indemnified by other agents.

Contract Buyout

In July 1995, the Company paid a lump sum contract termination fee to Management Financial Services, Inc. The amortization of this contract buyout is calculated on a straight-line basis over 24 years and 4 months, which represents the life of the associated noncompete agreement. The Company periodically reviews this asset for impairment based on an undiscounted cash flow analysis.

Income Taxes

The Company accounts for income taxes using a benefit-for-loss approach to the allocation of current taxes, whereby, tax benefits resulting from operating losses or other tax attributes, which will be realized by other members of the consolidated group, go to the benefit of the Company. Using this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, restricted cash, distribution costs receivable, due from mutual funds, accounts receivable from representatives, affiliate receivables and payables, accrued investment income, commissions payable, and accounts payable and accrued expenses approximate their fair values because of the short-term nature of these instruments. Securities owned represent various investments in corporate fixed-maturity and mortgage-backed securities, which are carried at fair value.

Distribution Costs Receivable

Distribution costs receivable represent commissions paid to agents for sales of certain Class B mutual fund shares. Distribution costs receivable are recovered over 96 months through various fees charged to the mutual fund shareholders. The Company periodically reviews this asset for impairment based on an undiscounted cash flow analysis.

New Accounting Pronouncements

During 2011, various accounting standard setting bodies, including the FASB, have been actively issuing updated and new guidance. Recent accounting guidance was not applicable, was immaterial to the Company's statement of financial condition, or did not have a material impact on our business.

(2) Securities Owned

Securities owned, at fair value, as of December 31, 2011 were as follows:

	Fair value	Carrying amount
Corporate fixed-maturity securities	$ 9,509,272	$ 9,509,272
Mortgage-backed securities	130,524	130,524
Total securities owned	$ 9,639,796	$ 9,639,796

All of our mortgage-backed securities represent variable interests in variable interest entities (VIEs). We are not the primary beneficiary of these VIEs because we do not have the power to direct the activities that most significantly impact the entities' economic performance. The maximum exposure to loss as a result of our involvement in these VIEs equals the carrying value of the securities.

Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We classify and disclose all invested assets carried at fair value in one of the following three categories:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that our pricing sources have the ability to access.
- Level 2 - Valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.
- Level 3 – Valuations that are derived from techniques in which one or more of the significant input drivers are unobservable, including broker quotes which are non binding.

As of the reporting period, all assets recorded at fair value are classified in their entirety based on the lowest level of input (Level 3 being the lowest) that is significant to the fair value measurement. Significant levels of estimation and judgment are required to determine the fair value of certain of our investments. The factors influencing these estimations and judgments are subject to change in subsequent reporting periods.

In assessing fair value of our investments, we use a third-party pricing service. We perform internal reasonableness assessments on fair value determinations within our portfolio throughout the month and at month-end including pricing variance analyses and comparisons to alternative pricing sources and benchmark returns. If a fair value appears unusual relative to these assessments, we will reexamine the inputs and may challenge a fair value assessment made by the pricing service. If there is a known pricing error, we will request a reassessment by the pricing service. If the pricing service is unable to perform the reassessment on a timely basis, we will determine the appropriate price by corroborating with an alternative pricing service or other qualified source as necessary. We do not adjust quotes or prices except in a rare circumstance to resolve a known error.

All of our securities owned as of December 31, 2011 were classified as Level 2. There were no transfers between Levels 1 and 2 and between Level 1 and Level 3 during 2011.

(3) Income Taxes

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The tax effects of temporary differences that give rise to the net deferred tax liability at December 31, 2011 are presented below:

Deferred tax assets:		
State income taxes	$	1,706,366
Accrued expenses		5,648,803
Tax goodwill		402,188
Other		289,424
Total deferred tax assets		8,046,781
Deferred tax liabilities:		
Distribution costs		(4,087,723)
Intangible assets		(2,347,616)
Total deferred tax liabilities		(6,435,339)
Net deferred tax assets	$	1,611,442

There was no deferred tax asset valuation allowance at December 31, 2011. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The total amount of unrecognized tax benefits at December 31, 2011 that, if recognized, would affect the Company's effective tax rate was approximately $3.2 million.

The Company is a party to a tax separation agreement that includes a tax indemnification agreement, which was negotiated and executed as part of the separation from Citi. The indemnification requires Citi to cover income tax liabilities and associated interest incurred by the Company for any consolidated, combined, or unitary returns for periods that end on or prior to the separation. As of December 31, 2011, the Company has a Citi tax indemnification asset of approximately $4.3 million. Any consolidated, combined, or unitary tax liabilities not covered by the tax indemnification agreement are payable to the Parent. As of December 31, 2011, income taxes of approximately $0.7 million are payable to the Parent.

The only event reasonably possible to occur within 12 months of the reporting date is the addition of the most recent year to the Company's tax contingency reserves and the release of the oldest year for which taxes are reserved. The projected net movement in the Company's tax contingency reserves resulting from this projected movement is not considered to be material to the Company.

The Company is currently open to audit by the Internal Revenue Service for the years ended December 31, 2006, and thereafter for federal tax purposes.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital Requirement for Brokers or Dealers, as mandated by Rule 15c3-1 of the Exchange Act. This regulation requires the maintenance of minimum "net capital" of the greater of $250,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the

ratio of aggregate indebtedness to net capital, as those terms are defined, not exceed 15-to-1. At December 31, 2011, the Company had net capital of approximately $14.4 million, which was approximately $12.4 million in excess of its required net capital of approximately $2.0 million. The Company's aggregate indebtedness to net capital ratio was 2.10-to-1.

(5) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2011, the Company had no liabilities that were subordinated to the claims of general creditors.

(6) Related-Party Transactions

The Company purchases computer services, programming services, electronic media resources, and printing services from affiliates to support its brokerage operations. The Company also incurs a management fee relating to certain shared general and administrative expenses allocated by an affiliate, Primerica Life Insurance Company (PLIC). The Company owed PLIC approximately $1.8 million for these services as of December 31, 2011. The Company has an arrangement in which PLIC receives licensing renewals on behalf of the Company and pays operating and payroll expenses on behalf of the Company. PLIC owed the Company approximately $1.2 million under this arrangement as of December 31, 2011. The net payable to PLIC of approximately $582,000 is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which it receives cash on behalf of Primerica Financial Services, Inc. (PFS), an affiliate, relating to commission income and pays all related expenses for sales of variable annuities, ultimately remitting the net amount to PFS. The Company owed PFS approximately $1.5 million under this arrangement at December 31, 2011. This amount is included in payables to affiliates in the accompanying statement of financial condition. The Company receives a management fee relating to certain shared general and administrative expenses allocated to PFS. PFS owed the Company approximately $183,600 for management fees at December 31, 2011. This amount is included as a reduction to payables to affiliates in the accompanying statement of financial condition.

The Company receives a management fee relating to certain shared general and administrative expenses allocated to PSS. PSS owed the Company approximately $1.7 million for these services as of December 31, 2011. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

The Company paid dividends of $32 million to the Parent during 2011, consisting of cash and securities of approximately $23.1 million and $8.9 million, respectively.

(7) Commitments and Contingent Liabilities

In late 2011 and early 2012, several arbitration claims were filed with FINRA against us and certain of our registered representatives seeking unspecified damages arising from the allegation that the representatives improperly recommended that the claimants transfer their retirement benefits from the Florida Retirement System's defined benefit plan to its defined contribution plan. In addition, a case alleging the same claims has been filed against us, and a registered representative of ours in Miami-Dade County Circuit Court. We believe we have meritorious defenses to the claims, and we intend to vigorously defend against them. We could incur significant costs and liabilities defending and/or resolving these claims, and we are unable at this early stage to assess with confidence what effect, if any, the ultimate resolution of these claims will have on our business, financial position, or results of operations.

The Company is involved from time to time in legal disputes, regulatory inquiries, and arbitration proceedings in the normal course of business. These disputes are subject to uncertainties, including the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation. As such, the Company is unable to estimate the possible loss or range of loss that may result from these matters. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position,

based on information currently known by the Company's management, in management's opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect.

(8) Restricted Cash

To more efficiently serve its customers, the Company holds customer checks that are received with incomplete investment applications for longer than 24 hours while problems with the application are resolved. The Company holds certain customer checks up to 72 hours and places an amount equal to 105% of the amount of the customers' checks held into a separate bank account for the exclusive benefit of customers. At December 31, 2011, the total amount of cash held in this separate account is reported as restricted cash in the accompanying statement of financial condition.

(9) Risk and Uncertainties

Investment securities are exposed to several risks, including but not limited to interest rate and credit risks. Due to the risks associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Company's statement of financial condition.

Distribution costs receivable are exposed to market risk. Due to the risks associated with distribution costs receivable, it is at least reasonably possible that changes in the market will occur in the near term and such changes could materially affect the amounts reported in the Company's statement of financial condition.

(10) Subsequent Events

The Company has evaluated subsequent events through February 27, 2012, the issuance date of the financial statements and has not identified any subsequent events, other than those disclosed herein.

(11) Form X-17A-5 Part II

Pursuant to SEC Rule 15c3-1, as adopted by FINRA, and as applied in conformity with generally accepted industry practices, the Company includes sales of variable annuity products in its computation of net capital. These variable annuity sales are, however, recorded in the financial records of Primerica Financial Services, Inc., an insurance agency licensed affiliate, and therefore, are not included in the accompanying financial statements of the Company. The schedule below details the difference between net capital, as reported in Form X-17A-5 Part II, and the accompanying statement of financial condition. The inclusion of the sales in Form X-17A-5 is consistent with the treatment afforded such sales in prior years. Additionally, the Company has relied upon SEC no-action letters concerning such treatment and continues to rely on such no-action letters unless and until instructed otherwise.

		Form X-17A-5 Part II	Variable annuity adjustments	Accompanying financial statements
Total ownership equity (including adjustments)	$	502,698,993	(447,982,186)	54,716,807
Nonallowable assets		(487,600,397)	449,501,317	(38,099,080)
Other deductions		(850,000)	—	(850,000)
Haircuts on securities		(1,333,745)	3,818	(1,329,927)
Net capital	$	12,914,851	1,522,949	14,437,800

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFS Investments Inc.:

In planning and performing our audit of the financial statements of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent or detect misstatements, on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in

internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Atlanta, Georgia
February 27, 2012